UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934  [no fee required]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934 [no fee required]

For the transition period from ..................... to ..................................

Commission file number ....................................................................

1.

Full Title of the Plan and the address of the Plan:

GENERAL CABLE SAVINGS PLAN

4 Tesseneer Drive, Highland Heights, Kentucky 41076-9753

2.

Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

GENERAL CABLE CORPORATION

4 Tesseneer Drive, Highland Heights, Kentucky 41076-9753

General Cable
Savings Plan

Financial Statements as of and for the Years Ended December 31, 2007 and 2006, Supplemental Schedules as of and for the Year Ended December 31, 2007, and Report of Independent Registered Public Accounting Firm

GENERAL CABLE SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006

2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31,

2007 and 2006

3

Notes to Financial Statements as of and for the Years Ended December 31, 2007 and 2006

4–11

SUPPLEMENTAL SCHEDULES−

12

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as

of December 31, 2007

13

Form 5500, Schedule H, Part IV, Question 4a−Delinquent Participant Contributions for

the Year Ended December 31, 2007

14

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the
Board of Directors of General Cable Corporation,
to the Retirement Plans Finance Committee and the
Retirement Plans Administrative Committee
(the “Retirement Committees”), and to the
Participants of the General Cable Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the General Cable Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2007 and (2) delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 25, 2008

GENERAL CABLE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Participant-directed investments, at fair value	-	$88,854,762
Participant-directed investments in General Cable Master Trust, at fair value	$94,663,088	-
Participant loans	$7,413,796	7,147,321

Total investments, at fair value	102,076,884	96,002,083

Contributions receivable:
Employer	-	56,973
Employee	-	73,073

Total contributions receivable	-	130,046

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	102,076,884	96,132,129

Adjustments from fair value to contract value for fully benefit- responsive investment contracts	206,167	430,599

NET ASSETS AVAILABLE FOR BENEFITS	$102,283,051	$96,562,728

See notes to financial statements.

GENERAL CABLE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

ADDITIONS:
Contributions:
Employee	$3,911,533	$2,123,582
Employer	2,733,489	1,592,494
Rollover	92,352	77,860

Total contributions	6,737,374	3,793,936

Investment income:
Net investment gain from General Cable Master Trust	3,457,231	-
Interest income on participant loans	365,985	-
Net appreciation in fair value of investments	5,502,459	5,562,312
Interest and dividend income	1,356,481	2,444,974

Total investment income	10,682,156	8,007,286

DEDUCTIONS:
Benefits paid to participants	(9,891,446)	(5,968,207)
Administrative expenses	(37,395)	(19,840)

Total deductions	(9,928,841)	(5,988,047)

TRANSFERS (TO)/FROM OTHER PLANS – Net	(1,770,366)	37,970,376

NET INCREASE	5,720,323	43,783,551

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	96,562,728	52,779,177

End of year	$102,283,051	$96,562,728

See notes to financial statements.

GENERAL CABLE SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.

PLAN DESCRIPTION

The following description of the General Cable Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan of General Cable Corporation (the “Company”) covering certain hourly employees of the Company or an affiliated company as determined by the terms of any applicable collective bargaining agreements. GK Technologies, Inc. is the Plan Sponsor. General Cable Corporation and affiliated companies are participating employers. The Retirement Committees, appointed by the Board of Directors of the Company, control and manage the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

MFS Heritage Trust Co. (MFS) served as the trustee of the Plan until September 13, 2007. Effective September 13, 2007, the Plan transferred all trustee and recordkeeping duties to Fidelity Management Trust Co. (“FMTC”). In addition, effective September 13, 2007, the General Cable Master Trust (“Master Trust”) was established pursuant to a trust agreement between the Plan Sponsor and FMTC, as trustee of the Master Trust, in order to permit the commingling of trust assets of multiple employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by FMTC.

Contributions — Participants may contribute up to a certain percent of their pre-tax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollover”). The Company, at its discretion, may match a percent of the participants’ pre-tax contributions subject to the terms of the applicable collective bargaining agreements for participants employed at the DuQuoin, Illinois; Indianapolis, Indiana; Malvern, Arkansas; Marion, Indiana; Marshall, Texas; and Willimantic, Connecticut facilities. The Company’s matching contributions, net of forfeitures of $55,976 and $15,000, respectively, were $1,317,389 and $738,922 for the years ended December 31, 2007 and 2006, respectively.

The Plan provides for the Company to make a discretionary contribution to the Plan’s employee retirement account for certain participating locations. For certain locations, the contribution level is determined under the terms of collective bargaining agreements. The Company’s discretionary retirement contributions, net of forfeitures of $80,836 and $35,000, respectively, were $1,416,100 and $853,572 for the years ended December 31, 2007 and 2006, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s discretionary matching contribution, the Company’s discretionary retirement contribution, and Plan earnings. Each account is charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments — Participants direct the investments of their accounts into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common/collective trust fund, and a Company common stock fund as investment options for participants.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. The vesting of the Company’s discretionary retirement contribution portion of their account is based on years of continuous service. For participants who were hired on or after July 1, 2000, a participant is 100% vested after seven years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or retirement due to disability. Retirement contributions made on or after January 1, 2007, are 100% vested after six years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or retirement due to disability.

The vesting of the Company’s discretionary matching contribution portion of their account is based on years of continuous service. For participants who were hired on or after July 1, 2000, a participant is 100% vested after four years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or retirement due to disability.

Participants hired prior to July 1, 2000, should refer to the Plan document for their vesting schedule.

Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as determined by the Retirement Committees. Principal and interest are paid ratably through payroll deductions.

In-Service Withdrawals — Prior to termination of employment, participants may make hardship withdrawals or withdrawals upon attainment of age 59 and one half, in accordance with the Plan document.

Payment of Benefits — Upon retirement or other termination of employment, a participant’s vested account balance less any amount necessary to repay participant loans may be distributed to the participant, or in the case of death, to a designated beneficiary, in a lump-sum distribution.

Forfeited Accounts — As of December 31, 2007 and 2006, forfeited nonvested accounts totaled $86,162 and $18,703, respectively. Forfeitures are used to reduce future Company contributions to the Plan.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments within the Master Trust including mutual funds, a common/collective trust fund and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and Company common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Prior to September 13, 2007, the common/collective trust fund was stated at fair value as determined by the issuer of the common/collective trust fund based on the fair market value of the underlying investments. The common/collective trust fund had underlying investments in investment contracts which were valued at fair market value of the underlying assets and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances. The MFS Fixed Fund, an investment of the Plan prior to September 13, 2007, was a stable value fund that is a commingled pool for employee benefit plans. The fund invested in guaranteed investment contracts and in cash and other readily marketable securities. Participants ordinarily directed the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Effective September 13, 2007, with the establishment of the Master Trust, the Blended Income Fund is offered as an investment option for participants of which the MFS Fixed Fund remained a part.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expense charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected in the investment return for such investments.

Valuation of Investments (Master Trust) —The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust, except the underlying fully benefit responsive investment contracts which are stated at contract value. When quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.  Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

New Accounting Pronouncements —In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No. 157. Plan management is therefore unable to disclose the impact that adopting SFAS No. 157 will have on its net assets available for benefits and changes in net assets available for benefits when such statement is adopted.

Administrative Expenses — Trustee and investment management fees are paid by the Plan. Other administrative expenses are paid by the Company.

Payment of Benefits — Benefits are recorded when paid.

Transfers — In addition to this Plan, the Company also sponsors the General Cable Retirement and Savings Plan for Salaried Associates. If employees change their status during the year, their account balances are transferred into the corresponding Plan. For the years ended December 31, 2007 and 2006, account balances totaling a net $1,770,366 and $136,026, respectively, on the accompanying statements of changes in net assets available for benefits represent net transfers of participant account balances to the corresponding Plan.

Effective December 5, 2006, the General Cable Savings Plan for Hourly Associates (the “Hourly Plan”) and related trust merged into the Plan. All assets and participant accounts totaling $38,106,402 were transferred out of the Hourly Plan and into the Plan on December 5, 2006.

Reclassification—The 2006 participant loan balance, previously reported in the participant-directed investments, at fair value on the statement of net assets available for benefits, has been reclassified to conform to the 2007 presentation.

3.

INVESTMENTS

The Plan’s investment that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 was the Plan interest in the General Cable Master Trust valued at $94,869,255.

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006, were as follows:

2006

*

MFS Fixed Fund - Class I

$26,599,400

*

MFS Value Fund - Class I

16,559,339

Vanguard Institutional Index Fund

7,847,661

*

Participant Loans

7,147,321

*

MFS Emerging Growth Fund - Class I

6,951,794

*

Party-in-interest

During the year ended December 31, 2007, the Plan’s investment in the Master Trust appreciated in value by $427,419. During the years ended December 31, 2007 and 2006, Plan investments (including investments bought, sold and held during the period) not held in the Master Trust appreciated (depreciated) in value as follows:

	2007	2006

Mutual Funds	$4,222,686	$2,748,294
Common/Collective Trust Fund	(10,251)	35,815
General Cable Corporation Common Stock Fund	1,290,024	2,778,203

Net appreciation of investments	$5,502,459	$5,562,312

4.

EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Effective September 13, 2007, certain Plan investments are held in shares of mutual funds and units of a common/collective trust fund managed by FMTC. FMTC is the trustee, as defined by the Plan and associated trust agreement and, therefore, these transactions qualify as party-in-interest transactions. Prior to September 13, 2007, certain plan investments were held in shares of mutual funds and units of a common/collective trust fund managed by MFS Investment Management, an affiliate of MFS. MFS was the trustee, as defined by the Plan and associated trust agreement and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were funded from the expense ratios of the various funds.

At December 31, 2007 and 2006, the Plan held 708,939 and 103,740 share equivalents, respectively, of common stock of General Cable Corporation, a participating employer, with a cost basis of $9,024,798 and $3,070,063, respectively. During the years ended December 31, 2007 and 2006, the Plan recorded no dividend income.

Loans to participants in the amount of $7,413,796 and $7,147,321 were outstanding at December 31, 2007 and 2006, respectively.

5.

PLAN TERMINATION

Although it has not expressed any intention to do so and subject to the terms of any applicable collective bargaining agreements, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA by duly adopted written resolution of the Board of Directors of the Plan sponsor. In the event of termination, the assets of the Plan credited to each participant’s account become fully vested and non-forfeitable, and the plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.

INTEREST IN MASTER TRUST

Effective September 13, 2007, certain of the Plan’s investment assets are held in a trust account at the Trustee and consist of an undivided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the General Cable Retirement and Savings Plan for

Salaried Associates, another plan sponsored by the Company, for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The investments of the Master Trust at December 31, 2007, are summarized as follows:

2007
Investments—whose fair value is determined based on quoted market prices:
Common/Collective Trust Fund	$44,563,643
Mutual Funds	169,966,048
Common Stock Fund	23,081,043

Net assets of the General Cable Master Trust, at fair value	237,610,734

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	400,078

Net assets of the General Cable Master Trust	238,010,812

Plan’s interest in net assets
of the General Cable Master Trust, at contract value	$94,869,255

Plan’s interest in Master Trust as a percentage of the total	40%

The net investment earnings (loss) of the Master Trust for the year ended December 31, 2007, is summarized below:

2007

Dividend and interest income	$8,790,553

Net (depreciation) appreciation in fair value of investments whose fair value was determined based on quoted market prices:
Common/Collective Trust Fund	-
Mutual Funds	(6,358,671)
Common Stock Fund	6,126,271

Net (depreciation) in fair value of investments	(232,400)

Investment income of General Cable Master Trust	$8,558,153

7.

FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 16, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001. However, the Plan sponsor believes the Plan is designed and being administered in accordance with the IRC. Therefore, no provision for income taxes is included in the accompanying financial statements.

8.

NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company did not remit participant contributions for the week ended July 28, 2006 of $1,106 to the trustee as of December 31, 2006, which was later than required by Department of Labor (“DOL”) Regulation 2510.3-102. The Company filed Form 5330 with the Internal Revenue Service and paid the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

9.

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006

Net assets available for benefits per the financial statements:	$102,283,051	$96,562,728
Certain deemed distributions of participant loans	(678,032)	-

Net assets available for benefits per Form 5500	$101,605,019	$96,562,728

The following is a reconciliation of net assets available for benefits at fair value per the financial statements to total investments per the Form 5500 Schedule of Assets (Held at End of Year) as of December 31, 2007:

Net assets available for benefits at fair value	$102,076,884
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	206,167
Certain deemed distributions of participant loans	(678,032)

Total investments (current value column) per Form 5500	$101,605,019
Schedule of Assets (Held at End of Year)

For the year ended December 31, 2007, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

Total net investment income per the financial statements	$10,682,156
Less interest on deemed distributions	(177,890)

Total earnings on investments per the Form 5500	$10,504,266

For the year ended December 31, 2007, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Total distributions to participants per the financial statements	$(9,891,446)
Add deemed distributions	(500,142)

Total distributions to participants per the Form 5500	$(10,391,588)

******

SUPPLEMENTAL SCHEDULES

GENERAL CABLE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

Identity of Issuer/	Current
Description of Investment	Value

* General Cable Master Trust	$94,869,255

* Loans to Participants — notes receivable, with interest rates
ranging from 5.00% to 11.50%, maturing through May 2015	6,735,764

$101,605,019

* Party-in-interest

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a – DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2007

Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Amount

GK Technologies, Inc.	Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The participant contributions for the week ended July 28, 2006 were deposited July 21, 2007.	$1,106

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL CABLE SAVINGS PLAN

Date:

June 27, 2008

By:

/s/ Robert J. Siverd

Name:

Robert J. Siverd

Title:

Member, Savings Plan

Administrative Committee

EXHIBIT INDEX

Exhibit Number

Exhibit

23.1

Consent of Independent Registered Public Accounting Firm

for General Cable Corporation Savings Plan